Exhibit 12.1

Statement of Computation of Ratios

of Earnings to Fixed Charges

(in thousands)

	For the year ended June 30,
	2005	2004	2003	2002	2001
	(In thousands, except per share amounts)
Loss from continuing operations before income taxes	$(27,143)	$(22,589)	$(8,554)	$(4,952)	$(5,554)
Minority interests in consolidated subsidiaries	(110)	(89)	(88)	—	—
Add fixed charges	1,095	287	69	54	56

Loss as defined	(26,158)	(22,391)	(8,573)	(4,898)	(5,498)
Fixed charges:
Interest expense & amortization of debt issuance costs	1,035	225	9	2	15
Estimated interest component of rent expense	60	62	60	52	41

Total fixed charges	1,095	287	69	54	56

Deficiency of earnings available to cover fixed charges	$(27,253)	$(22,678)	$(8,642)	$(4,952)	$(5,554)

Exhibit 12.1-1